BAKER & McKENZIE

東京青山・青木・狛法律事務所

東京青山・青木・狛法律事務所
ベーカー&マッケンジー外国法事務弁護士事務所
(外国法共同事業)
〒100-0014
東京都千代田区永田町2丁目13-10
プルデンシャルタワー

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File No. 82-34816
February 29, 2008

VIA AIR MAIL

[redacted]

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

08001215

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Dissolution of Subsidiary by the Company's Subsidiary (Dated February 29, 2008)
- FLASH REPORT Consolidated Financial Statements - 9 months ended December 31, 2007 (Dated February 8, 2008)

Yours truly,

PROCESSED
MAR 1 7 2008
THOMSON FINANCIAL

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

3/13

February 29, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Dissolution of Subsidiary by the Company's Subsidiary

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and SEGA CORPORATION. ("SEGA"), a subsidiary of the Company, have determined to dissolve SEGA's subsidiary, Sammy Europe Limited, as described below:

Description

1. Outline of the subsidiary:

(1)	Company Name:	Sammy Europe Limited
(2)	Location of head office:	27 Great West Road, Brentford, Middlesex, TW8 9BW, UK
(3)	Representative:	Paul Williams
(4)	Business:	Importing, Exporting and Domestic Sales of Amusement machines
(5)	Establishment:	March 26, 2001
(6)	Capital:	£1,391,660
(7)	Shareholder:	Sega Holdings Europe Ltd. 100%
(8)	Schedule of Dissolution:	The date of dissolution is not fixed yet. The liquidation procedure is to be taken promptly after resolution for dissolution at Sammy Europe Limited.

2. Reason for the dissolution:
We determined this dissolution for global business optimization.

3. Impact on operating results:
The said dissolution will have no significant impact on the Company's consolidated operating results.

- END -

File No. 82-34816

February 8, 2008

FLASH REPORT
CONSOLIDATED FINANCIAL STATEMENTS
9 Months Ended December 31, 2007

Name of the Company : SEGA SAMMY HOLDINGS INC.
Code number : 6460
(URL http://www.segasammy.co.jp/)
Representative: Hajime Satomi
Chairman of the Board and Chief Executive Officer
Any inquiry to : Shunichi Shimizu
General Manager, Accounting and Financial Department
Shiodome Sumitomo Building 21F,
1-9-2 Higashi Shimbashi, Minato-ku, Tokyo
Tel (03) 6215-9955

(Amounts below one million yen are rounded down)

1. Consolidated Operating Results for the 9 Months Ended December 31, 2007

(1) RESULTS OF CONSOLIDATED OPERATIONS

(Percentage for net sales, operating income and net income represent change from the prior period)

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 9 months ended December 31, 2007	342,092	(15.4)	(1,528)	–	(15,766)	–
For 9 months ended December 31, 2006	404,288	(3.9)	75,188	(25.7)	49,384	(22.2)
For Year ended March 31, 2007	528,238		76,530		43,456	

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 9 months ended December 31, 2007	(62.58)	–
For 9 months ended December 31, 2006	196.00	195.78
For Year ended March 31, 2007	172.47	172.35

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of Yen	Millions of Yen	%	Yen
December 31, 2007	509,547	315,066	57.3	1,158.54
December 31, 2006	538,029	367,783	64.3	1,372.46
March 31,2007	549,940	358,858	61.5	1,341.80

2. Cash dividends

<table>
<tr><th rowspan="2"></th><th colspan="3">Cash Dividends per share</th></tr>
<tr><th>Interim</th><th>Year-end</th><th>For the year</th></tr>
<tr><td></td><td>Yen</td><td>Yen</td><td>Yen</td></tr>
<tr><td>Fiscal year 2007</td><td>30.00</td><td>30.00</td><td>60.00</td></tr>
<tr><td>Fiscal year 2008</td><td>30.00</td><td>—</td><td rowspan="2">45.00</td></tr>
<tr><td>Fiscal year 2008(plan)</td><td>—</td><td>15.00</td></tr>
</table>

3. Projection for Consolidated Results for Fiscal Year 2007(April 1, 2007 – March 31, 2008)

(Percentage for net sales, operating income and net income represent change from the prior year)

	Net sales		Operating income		Net income		Net income per share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Entire - year	475,000	(10.1)	(6,000)	—	(26,000)	—	(103.20)

[Caution With Regard to Operating Results Outlook]

Statements in this report pertaining to market projections and the outlook for operating results reflect the assumptions and judgment of the Company's management based on the most accurate information available at the time of release. Such statements carry inherent risks and uncertainties. Factors that may affect operating results include, but are not limited to, those discussed in the projections and outlook. Readers are cautioned that changes in a variety of factors could cause actual results to differ substantially from the aforementioned projections and outlook.

4. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: Yes
    Newly included: 1 (TAIYO ELEC Co., Ltd.)
    Newly exempted: 1 (Nissho Inter Life Co., Ltd.)
(2) Adoption of the simplified method of accounting: Yes
(3) Changes to accounting policies in the most-recent consolidated fiscal year: No
    Note: For more details, refer to "[Operating Results and Financial Position] 4. Other Information" (page 3)

[Operating Results and Financial Position]

1. Consolidated Operating Results

In the pachislot and pachinko machines business, the SEGA SAMMY Group sold 335 thousand pachislot machines over the first three quarters of this fiscal year, including 9 thousand "Virtua Fighter" machines under the Rodeo brand, 2 thousand "City Hunter" machines under the Ginza brand, and 5 thousand "Densetsu no Miko" machines under the Taiyo Elec brand. However, sales were still down compared with the same period in the previous fiscal year. Sales of pachinko machines totaled 88 thousand over the first three quarters of this fiscal year, also down year on year. Sammy brand sales included 3 thousand "CR Crash Bandicoot" degihane machines. Sales of "CR Densetsu no Miko" under Taiyo Elec brand totaled 14 thousand.

In the amusement machine business, with the popularity of "Sangokushi Taisen 3," the third offering in the "Sangokushi Taisen" trading card game series, as well as of the large-scale medal game "Star Horse2 THIRD EVOLUTION", machine sales were steady overall.

In the amusement facilities business, sales at existing facilities fell compared with the same period in the previous fiscal year, as did sales of kids' cards. In addition, over the first three quarters of this fiscal year we opened 11 new amusement centers in Japan and closed 30 locations. As a result, the Group operated a total of 430 amusement facilities as of December 31, 2007.

In the consumer business, overseas videogame software sales were up compared with the same period in the previous fiscal year with strong sales of "Mario & Sonic at the Olympic Games." However, domestic videogame software sales were down year on year. Sales volume in Japan and other regions totaled 1,880 thousand copies during the first three quarters of the current fiscal year, while sales totaled 6,250 thousand copies in the U.S. and 6,520 thousand copies in Europe. Overall sales came to 14,650 thousand copies.

As a result, consolidated net sales totaled ¥342,092 million during the first three quarters of the current fiscal year. In addition, the Group posted an ordinary loss of ¥1,431 million. Due to an extraordinary gain of ¥3,720 million on sale of investment securities and an extraordinary loss of ¥4,226 million on impairment being recorded in China-related businesses and on certain amusement facilities, but also income taxes incurred at Sammy Corporation, the Group recorded a net loss of ¥15,766 million.

2. Consolidated Financial Position

Total assets as of December 31, 2007 were ¥509,547 million, a decrease of ¥40,392 million from the previous fiscal year end. This was primarily attributable to decrease in cash and deposits and revaluation of investment securities.
Net assets were ¥315,066 million, a decrease of ¥43,791 million from the previous fiscal year end, mainly due to net losses and cash dividends paid.
As a result, the equity ratio was 57.3% at December 31, 2007, a 4.2 points decrease from March 31, 2007.

3. Consolidated Forecast

Refer to "Notice of Adjustment to the Forecasts of Whole-Year Consolidated Operating Results and Year-End Dividends for the Year Ending March 31, 2008" announced on February 8, 2008.

4. Other Information

(1) Significant changes in subsidiaries (scope of consolidation) during period:
Newly included: SEGA SAMMY HOLDINGS purchased shares in TAIYO ELEC Co., Ltd. an equity-method affiliate. As a result, this company became a consolidated subsidiary on December 25, 2007.
Newly exempted: SEGA SAMMY HOLDINGS sold part of its stake in Nissho Inter Life Co., Ltd. a consolidated subsidiary. As a result, this company became an equity-method affiliate on December 25, 2007.

(2) Adoption of the simplified method of accounting:
The simplified method is applied to the computation of income taxes.

(3) Changes to accounting policies in the most-recent consolidated fiscal year:
Not applicable.

CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND DECEMBER 31, 2006 AND MARCH 31, 2007

(Unit : Millions of Yen)

	Current period (As of December 31,2007)		Prior period (As of December 31,2006)		Prior year (As of March 31,2007)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current Assets						
Cash and deposits	109,578		123,992		146,645	
Notes and accounts receivable - trade	74,171		87,643		83,492	
Inventories	50,696		38,513		40,117	
Others	56,205		61,955		41,918	
Total current assets	290,652	57.0	312,105	58.0	312,175	56.8
II Fixed assets						
Tangible fixed assets	113,491	22.3	92,637	17.2	111,897	20.3
Intangible fixed assets	23,684	4.7	29,958	5.6	25,267	4.6
Investments and other assets	81,719	16.0	103,329	19.2	100,600	18.3
Total fixed assets	218,895	43.0	225,924	42.0	237,765	43.2
Total assets	509,547	100.0	538,029	100.0	549,940	100.0
(Liabilities)						
I Current liabilities						
Notes and accounts payable - trade	64,855		65,224		71,414	
Short - term bank loans and current portion of long - term debt	32,470		7,544		29,244	
Redeemable bond within a year	12,400		2,000		7,925	
Others	37,035		49,461		44,437	
Total current liabilities	146,761	28.8	124,230	23.1	153,021	27.9
II Non-current liabilities						
Bonds payable	22,210		22,610		15,695	
Long - term debt, less current portion	3,139		3,067		1,111	
Others	22,369		20,337		21,254	
Total non - current liabilities	47,719	9.4	46,015	8.6	38,060	6.9
Total liabilities	194,481	38.2	170,246	31.7	191,082	34.8

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND DECEMBER 31, 2006 AND MARCH 31, 2007

(Unit : Millions of Yen)

	Current period (As of December 31,2007)		Prior period (As of December 31,2006)		Prior year (As of March 31,2007)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Net Assets)		%		%		%
I Shareholder's equity						
Common stock	29,953		29,953		29,953	
Capital surplus	171,094		171,095		171,096	
Retained earnings	188,116		227,100		221,172	
Treasury stock	(73,680)		(73,635)		(73,656)	
Total shareholders' equity	315,483	61.9	354,513	65.9	348,565	63.3
II Accumulated gains (losses) from valuation and translation adjustments						
Unrealized gains (losses) on securities, net of taxes	(7,103)		6,503		4,779	
Unrealized losses on hedging derivatives, net of taxes	(4)		(27)		(17)	
Land revaluation difference, net of taxes	(7,505)		(7,505)		(7,505)	
Foreign currency translation adjustments	(8,989)		(7,681)		(7,752)	
Total accumulated losses from revaluation and translation	(23,602)	(4.6)	(8,709)	(1.6)	(10,496)	(1.9)
III Share subscription rights	981	0.2	274	0.0	454	0.1
IV Minority interests	22,203	4.3	21,705	4.0	20,334	3.7
Total net assets	315,066	61.8	367,783	68.3	358,858	65.2
Total liabilities and net assets	509,547	100.0	538,029	100.0	549,940	100.0

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR 9 MONTHS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006 AND FOR THE YEAR ENDED MARCH 31, 2007

(Unit : Millions of Yen)

	Current period From April 1,2007 To December 31, 2007		Prior period From April 1,2006 To December 31,2006		Prior year From April 1,2006 To March 31,2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Net sales	342,092	100.0	404,288	100.0	528,238	100.0
Cost of sales	251,074	73.4	237,488	58.7	325,158	61.5
Gross profit	91,018	26.6	166,799	41.3	203,079	38.5
Selling, general and administrative expenses	92,546	27.0	91,611	22.7	126,548	24.0
Operating income (losses)	(1,528)	(0.4)	75,188	18.6	76,530	14.5
Other income	7,917	2.3	9,516	2.4	13,119	2.5
Other expenses	9,540	2.8	4,837	1.2	12,232	2.3
	(1,622)	(0.5)	4,678	1.2	887	0.2
Income (losses) before income taxes and minority interests	(3,150)	(0.9)	79,867	19.8	77,417	14.7
Total income taxes	11,783	3.5	29,506	7.3	32,549	6.2
Minority interests	832	0.2	976	0.3	1,411	0.3
Net income (losses)	(15,766)	(4.6)	49,384	12.2	43,456	8.2

SEGMENT INFORMATION

Operations by product

Current period (From April 1, 2007 to December 31, 2007)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	123,636	52,149	69,274	88,451	8,580	342,092	—	342,092
(2) Inter segment	680	3,449	4	276	1,189	5,600	(5,600)	—
Total	124,316	55,598	69,278	88,727	9,770	347,692	(5,600)	342,092
Cost and expenses	112,199	50,127	74,227	98,349	9,906	344,810	(1,189)	343,620
Operating income (loss)	12,117	5,471	(4,948)	(9,621)	(136)	2,882	(4,410)	(1,528)

Prior period (From April 1, 2006 to December 31, 2006)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	177,733	52,298	78,446	82,243	13,566	404,288	—	404,288
(2) Inter segment	1,718	3,201	7	137	1,453	6,517	(6,517)	—
Total	179,451	55,500	78,454	82,380	15,020	410,806	(6,517)	404,288
Cost and expenses	109,782	46,160	75,965	83,084	15,564	330,558	(1,458)	329,100
Operating income (loss)	69,668	9,339	2,488	(703)	(544)	80,248	(5,059)	75,188

Prior year (From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	211,539	75,454	103,850	119,593	17,800	528,238	—	528,238
(2) Inter segment	2,170	4,165	9	239	1,833	8,418	(8,418)	—
Total	213,710	79,619	103,859	119,833	19,633	536,656	(8,418)	528,238
Cost and expenses	142,607	67,937	103,726	118,084	20,979	453,334	(1,627)	451,707
Operating income (loss)	71,102	11,682	132	1,748	(1,345)	83,321	(6,791)	76,530

END